U.S. Securities and Exchange Commission
December 27, 2018

VIA EDGAR

December 27, 2018

Mr. Bill Thompson
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	TRAVELCENTERS OF AMERICA LLC
Form 10-K for the Fiscal Year Ended December 31, 2017
Comment Letter Dated December 17, 2018
File No. 001-33274

Dear Mr. Thompson:

TravelCenters of America LLC (the "Company"), hereby responds to the comments of the staff of the Division of Corporation Finance (the "Staff"), of the Securities and Exchange Commission (the "Commission), set forth in your letter dated December 17, 2018, regarding the above referenced Form 10-K (the "Form 10-K").

For the convenience of the Staff, your comments are reproduced below in italicized text. The Company's responses thereto are set forth immediately following the reproduced comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

General

1.    We note Section 16.1 of your Amended and Restated Bylaws and Section 16.1 of your Amended and Restated Limited Liability Company Agreement, each dated September 7, 2016, regarding arbitration. We also note your risk factor disclosure regarding such provisions in your Annual Report on Form 10-K for the fiscal year ended December 31, 2017. It appears that you intend arbitration to be the exclusive means of resolving disputes. If so, please tell us whether these provisions apply to claims under the federal securities laws. If these provisions are intended to apply to claims under the federal securities laws, please revise future filings to:

•	Address any questions as to enforceability of the arbitration provisions under federal and state law; and

•
Revise your disclosure to state that by agreeing to the provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Response: The Company does not intend arbitration to be the exclusive means of resolving disputes:

•
If no party to a dispute demands arbitration, the dispute would not be resolved by arbitration. Section 16.1 of the Company’s Amended and Restated Bylaws (the “Bylaws”) and Section 16.1 of the Company’s Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”) provide, in relevant part, that “[a]ny disputes, claims or controversies brought by or on behalf of any shareholder … shall, on the demand of any party to such Dispute [or Disputes], be resolved through binding and final arbitration…” (emphasis added).

•
In addition, Section 16.1 of the Bylaws and LLC Agreement further provide, in relevant part, that the arbitration provisions shall “not apply to any request for a declaratory judgment or similar action regarding the meaning, interpretation or validity of any provision of the LLC Agreement or these Bylaws, but such request shall be heard and determined by a court of competent jurisdiction…” (emphasis added).

U.S. Securities and Exchange Commission
December 27, 2018

The Company’s arbitration provisions are intended to apply to federal securities laws claims. While the Company believes the disclosure in its Form 10-K is sufficient, it will revise future filings to provide the requested information.
If you have any questions or concerns, or require additional information, please contact the undersigned at (617) 796-8157.

Very truly yours,
/s/ Mark R. Young
Mark R. Young
Executive Vice President and General Counsel

cc:	Margaret Cohen
Skadden, Arps, Slate, Meagher & Flom LLP